Mail Stop 3561

April 29, 2010

VIA U.S. MAIL

Donald G. Bauer
President and Chief Executive Officer
Secure Luggage Solutions, Inc.
2375 East Camelback Road, 5th Floor
Phoenix, AZ 85016

> **Re: Secure Luggage Solutions, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed April 14, 2010**
> **File No. 333-162518**

Dear Mr. Bauer:

We have reviewed your response to our letter dated January 21, 2010 and have the following additional comments. Please note that page references refer to the marked version of your document filed on EDGAR.

Registration Statement cover page

1. We note your response to our prior comment 4 and reissue. The bolded legend should be placed on the prospectus front cover page (page 3 of the EDGAR version of your filing). It is currently located on the registration statement cover page.

Our Business, page 4

2. Please revise to disclose that your understanding with Satel is unenforceable and non-exclusive because it is not in writing. Revise the appropriate risk factor to discuss this risk as well. Alternately, file an agreement with the next amendment.

3. Please revise to include the estimate that you will need approximately $140,000 to $210,000 in order to commence sales and marketing of your products. See page 35.

4. Since you say on page 5 that you will run out of money by May 31st, it is unclear why you believe investors should bear the risk, mentioned in the seventh paragraph on page 4, that you are either not able to negotiate a binding agreement with Vancouver International Airport or that such an agreement would be on terms which you cannot afford financially. Either revise to explain why it is

appropriate that investors should bear this risk or file a binding agreement with your next amendment and summarize the terms here.

5. In the last paragraph on page 3 you say that your prices are competitive with your competitors. Please revise to clarify, if true, that your prices are competitive with other luggage wrap companies in other airports. If you mean that you expect to compete with other such services in the same airport, please so state. If you intend only to offer your service in airports where you have an exclusive right to offer such services, please so state.

6. Please revise the last paragraph to clarify, if true, that you will not be able to commence operations by July 31, 2010 unless you have raised additional funding.

7. We note your new disclosure on page 5 regarding the Moody road show and disclosure that you intend to raise capital through private placements of your common stock. Please tell us what additional information about the road show and other marketing efforts you are aware of that would prevent these activities from being viewed as a general solicitation, which potentially may invalidate your private offering exemption. Please confirm your understanding of this risk in your response.

Risk Factors, page 7

8. Please revise the first risk factor, and elsewhere as appropriate, to consistently present net loss numbers in parenthesis.

9. Please refer to the last paragraph of the second risk factor on page 9. Please tell us how you have determined that once security has opened a wrapped bag that you will be able to rewrap it without having it opened again. Would your operations have to be under continuous surveillance or would your personnel have to be pre-approved by security personnel?

Our Business, page 31

10. Please revise your discussion on page 33 to clarify the timeframe and expected budget to expand your services to each of the additional airports you list. Also, revise to explain why you will not "approach" additional airport authorities until after you commence operations at Vancouver.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at 202-551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (949) 660-9010
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation